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MindWalk Applies HYFT® Technology to Detect Functional Adjacency Linked to Portfolio Risk in AI-Designed Therapeutics

AUSTIN, Texas – MindWalk Holdings Corp. (NASDAQ:HYFT) (“MindWalk” or the “Company”), a Bio-Native AI therapeutic research and technology company, today announced an application of its proprietary HYFT® technology designed to identify functional adjacency - meaning different molecules can produce the same therapeutic effect even when sequence comparisons suggest they are unrelated - an emerging source of competitive, legal, and valuation risk in modern drug discovery that sequence-alignment-based analysis often fails to capture.

Using HYFT® technology, MindWalk found a shared biological “signature” in influenza that stays consistent even when the virus’s genetic code changes a lot. This supports MindWalk’s approach to designing vaccine targets aimed at broader protection across strains and shows how HYFT identifies meaningful similarities in biology even when molecules do not look alike at first glance.

“Functional adjacency is now one of the most under-appreciated risks in pharmaceutical R&D,” said Jennifer Bath, Ph.D., Chief Executive Officer of MindWalk. “If two molecules deliver the same biological effect, they may compete for the same patient, pursue similar regulatory labels, and undermine perceived differentiation even if their sequences appear unrelated. As AI accelerates protein design, teams can generate many distinct sequences that converge on the same functional outcome, increasing the likelihood of competitive overlap, IP vulnerability, and valuation compression. HYFT is intended to help identify this convergence early by evaluating similarity at the functional level, not only at the sequence level.”

The Functional Adjacency Problem: An Emerging IP Risk for Pharma

Functional adjacency, where distinct molecular entities produce the same biological effect despite limited or no sequence similarity, has emerged as a material legal, competitive, and valuation risk in pharmaceutical development. Recent U.S. patent decisions have increased scrutiny on broadly drafted, functionally defined claim scope and underscore the need for disclosure and support proportional to what a patent claims.

In Amgen v. Sanofi, the U.S. Supreme Court found certain broad, functionally defined antibody claims directed to PCSK9 inhibition invalid for lack of enablement, meaning the patent did not teach others how to make and use the full claimed scope without undue experimentation. The decision reinforced a critical reality for biologics, competitive overlap often follows functional equivalence, not sequence similarity, and durable patent protection requires enabling disclosure consistent with the breadth of the claim.

Similarly, in Juno Therapeutics v. Kite Pharma, the Federal Circuit found certain CAR-T claims invalid for lack of written description, meaning the patent did not adequately describe the full claimed class of binding elements. The court’s analysis highlighted the risk of claiming broad functional territory without sufficient support, such as representative examples and shared defining features, across the claimed range.

Together, these decisions reflect an industry shift:

• Multiple molecules achieve the same therapeutic effect through different sequences

• Sequence novelty alone often proves insufficient as a proxy for competitive or legal differentiation

• Competitive landscapes, deal valuations, and IP strategies built primarily on sequence similarity may face increasing fragility

As AI-driven protein design accelerates, this challenge intensifies. High-throughput platforms rapidly explore functional space and produce diverse sequences that converge on similar activity, creating blind spots in competitive intelligence and asset valuation when evaluation relies heavily on sequence similarity alone. Functional adjacency is no longer theoretical; it is increasingly recognized as an economically material risk, and recent case law underscores its IP implications.

HYFT Technology: Functional Intelligence Beyond Sequence Alignment

HYFT technology is designed to help close this gap by identifying conserved functional patterns shaped by biophysical constraints such as structure, charge, and binding interactions, even when evolutionary relationships are unclear and sequence similarity is low.

“HYFT technology lets us step outside sequence thinking and identify a functional constraint influenza appears to preserve for infection,” said Dirk Van Hyfte, MD, Ph.D., Chief Technology Officer of MindWalk.

In MindWalk’s influenza study, HYFT-based analysis identified functional architecture that persisted despite viral mutation, showing how influenza can change its sequence while preserving features required for infection. The same principle applies to AI-designed therapeutics, where optimization can generate diverse sequences that converge on similar functional outcomes.

HYFT technology is designed to help organizations evaluate competition, IP exposure, and portfolio risk based on functional similarity, where clinical and commercial overlap often occurs.

Strategic Implications for Pharma and Investors

The influenza observation, together with MindWalk’s previously disclosed HYFT-enabled dengue epitope program, shows HYFT as a cross-pathogen platform for identifying conserved functional design rules in biology, even when targets look different at the sequence level.

Taken together, these programs support the view that HYFT is not a single-asset discovery tool. It is positioned as a scalable strategic intelligence capability within MindWalk’s broader data management and biological reasoning platform.

As deployed, HYFT is intended to help pharmaceutical and biotechnology organizations:

• Identify potential functional competitors earlier, including AI-designed or convergently evolved assets that sequence-based comparisons may miss

• Strengthen in-licensing and M&A diligence efforts by assessing functional overlap, not only sequence similarity

• Inform patent strategy under heightened scrutiny of function-based claims by grounding how functional space is characterized and supported

• Improve R&D portfolio choices and capital allocation by prioritizing differentiated opportunities and identifying crowded functional areas earlier

MindWalk plans to engage pharmaceutical, biotechnology, and other organizations to explore collaborations and commercial arrangements that deploy HYFT-based functional intelligence across discovery, diligence, and portfolio decision workflows. This is designed to integrate with MindWalk’s end-to-end data platform, which unifies sequence, structure, function, and literature within a single operational framework.

This approach is designed to shift organizations from backward-looking analysis to forward-looking functional decision-making, aligning scientific discovery, competitive intelligence, IP strategy, and capital deployment as AI accelerates therapeutic design.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “seeks,” “potential,” or similar expressions, or by statements that certain actions, events, or results are expected to occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements regarding: the interpretation and significance of observations derived from the application of the Company’s HYFT® technology; the identification, characterization, and relevance of conserved functional patterns and functional adjacency; the hypothesis that such patterns may support rational design toward broadly protective influenza immunogens; the relevance of functional adjacency to competitive intelligence, intellectual property strategy, business development, and portfolio decision-making; the intended role of HYFT-based analysis in evaluating functional competition, IP exposure, or portfolio risk; the integration of HYFT within the Company’s broader data management and biological reasoning platform; the scope, timing, and outcome of potential future validation activities; and the Company’s ability to pursue, structure, or complete strategic investments, collaborations, commercial arrangements, partnering transactions, or licensing opportunities related to HYFT-based technologies or programs.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and Company performance. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that cause actual results, performance, or achievements to differ materially from those expressed or implied. These factors include, among others: the preliminary and exploratory nature of computational analyses and in silico observations; limitations in available data, inputs, or analytical assumptions; the risk that subsequent laboratory, experimental, or validation studies do not replicate or support the reported observations; uncertainty regarding the biological relevance, robustness, or generalizability of identified functional patterns; risks inherent in therapeutic research and development, including challenges related to translation, validation, manufacturability, safety, immunogenicity, breadth, durability, or efficacy; the risk that future development decisions are delayed, modified, or discontinued; regulatory requirements and uncertainties; dependence on third-party collaborators, laboratories, service providers, and data sources; intellectual property risks, including the ability to obtain, maintain, defend, and enforce patent and other proprietary rights; competitive developments; the availability, timing, and terms of strategic investments or other financing alternatives; the ability to enter into, maintain, or enforce collaborations, partnering arrangements, or commercial agreements on acceptable terms; and broader economic, market, geopolitical, or regulatory conditions.

Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2025, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.